UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Golden State Vintners, Inc.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

38121K208

(CUSIP Number)

December 31 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38121K208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey B. O'Neill

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 746,039

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 746,039

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 746,039

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☒
This amount does not include Class A Common Stock.  The Reporting Person beneficially owns 1,269,603 shares of Class A Common Stock.  This amount represents approximately 27.0% of the Class A Common Stock as of the date of this filing (based upon 4,342,528 shares of Class A Common Stock outstanding as of February 17, 2004 and 362,832 shares of Class A Common Stock issuable upon exercise of stock options exercisable as of February 17, 2004).  The Reporting Person beneficially owns approximately 18.3% of the total Common Stock of the Issuer (based on 9,534,871 shares of Common Stock outstanding as of February 17, 2004 and 1,466,641 shares of Common Stock issuable upon exercise of stock options exercisable as of February 17, 2004), not taking into account the relative voting power of shares of Class A Common Stock (ten votes per share) and Class B Common Stock (one vote per share).

11.

Percent of Class Represented by Amount in Row (9)
Approximately 11.8% as of the date of this filing (based on 5,192,343 shares of Class B Common Stock outstanding as of February 17, 2004 and 1,103,809 shares of Class B Common Stock issuable upon exercise of stock options exercisable as of February 17, 2004).

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer GOLDEN STATE VINTNERS, INC.
	(b)	Address of Issuer's Principal Executive Offices 607 Airpark Road Napa, California 94558

Item 2.
	(a)	Name of Person Filing Jeffrey B. O'Neill
	(b)	Address of Principal Business Office or, if none, Residence Jeffrey B. O'Neill c/o Golden State Vintners, Inc. 607 Airpark Road Napa, California 94558
	(c)	Citizenship United States Citizen
	(d)	Title of Class of Securities Class B Common Stock, par value $0.01 per share
	(e)	CUSIP Number 38121K208

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 746,039(a)
(b)

Percent of class:

Approximately 11.8%a as of the date of this filing (based on 5,192,343 shares of Class B Common Stock outstanding as of February 17, 2004 and 1,103,809 shares of Class B Common Stock issuable upon exercise of stock options exercisable as of February 17, 2004).

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 746,039(b)
(ii) Shared power to vote or to direct the vote N/A
(iii) Sole power to dispose or to direct the disposition of 746,039(b)
(iv) Shared power to dispose or to direct the disposition of N/A

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

            (a)  This amount does not include Class A Common Stock.  The Reporting Person beneficially owns 1,269,603 shares of Class A Common Stock.  This amount represents approximately 27.0% of the Class A Common Stock as of the date of this filing (based upon 4,342,528 shares of Class A Common Stock outstanding as of February 17, 2004, and 362,832 shares of Class A Common Stock issuable upon exercise of stock options exercisable as of February 17, 2004).  The Reporting Person beneficially owns approximately 18.3% of the total issued Common Stock of the Issuer (based on 9,534,871 shares of Common Stock outstanding as of February 17, 2004, and 1,466,641 shares of Common Stock issuable upon exercise of stock options exercisable as of February 17, 2004), not taking into account the relative voting power of shares of Class A Common Stock (ten votes per share) and Class B Common Stock (one vote per share).

            (b)        This amount does not include Class A Common Stock.  The Reporting Person beneficially owns 1,269,603 shares of Class A Common Stock.  This amount represents approximately 27.0% of the Class A Common Stock as of the date of this filing (based upon 4,342,528 shares of Class A Common Stock outstanding as of February 17, 2004, and 362,832 shares of Class A Common Stock issuable upon exercise of stock options exercisable as of February 17, 2004).  The Reporting Person beneficially owns approximately 18.3% of the total issued Common Stock of the Issuer (based on 9,534,871 shares of Common Stock outstanding as of February 17, 2004, and 1,466,641 shares of Common Stock issuable upon exercise of stock options exercisable as of February 17, 2004), not taking into account the relative voting power of shares of Class A Common Stock (ten votes per share) and Class B Common Stock (one vote per share).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004
Date
/s/ Jeffrey B. O’Neill
Signature